Exhibit 12.2

CBL & Associates Limited Partnership
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$32,345	$8,965	$75,935	$103,756	$242,675	$105,006	$179,140
Fixed charges less capitalized interest and preferred dividends	56,201	55,371	216,318	229,458	239,844	231,934	242,357
Distributed income of equity investees	3,995	4,113	16,633	21,092	21,866	15,995	17,074
Equity in losses of equity investees for which charges arise from guarantees	—	(237)	—	(197)	(63)	(44)	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(39)	(52)	(127)	(152)	(273)	(3,069)	(3,729)
Total earnings	$92,502	$68,160	$308,759	$353,957	$504,049	$349,822	$434,842

Combined fixed charges and preferred dividends (1):
Interest expense (2)	$56,201	$55,371	$216,318	$229,458	$239,844	$231,934	$242,357
Capitalized interest	839	547	2,302	4,153	7,246	5,837	2,671
Preferred dividends (3)	11,223	11,223	44,892	44,892	44,892	59,529	68,197
Total combined fixed charges and preferred dividends	$68,263	$67,141	$263,512	$278,503	$291,982	$297,300	$313,225

Ratio of earnings to combined fixed charges and preferred dividends	1.36	1.02	1.17	1.27	1.73	1.18	1.39

(1)	The interest portion of rental expense is not calculated because the rental expense of the Operating Partnership is not significant.

(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.

(3)	Includes preferred distributions to the Operating Partnership's partner in CW Joint Venture, LLC, through September 2013 when the outstanding perpetual preferred joint venture units were redeemed.